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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  -------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                      (Amendment No. __________________)/1/


                          Beverly National Corporation
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    088115100
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                                 (CUSIP Number)

                                December 31, 2001
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             (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

               [ ]       Rule 13d-1(b)
               [ ]       Rule 13d-1(c)
               [X]       Rule 13d-1(d)


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/1/The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 088115100                    13G                          Page 2 of 5
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1.       NAMES OF REPORTING PERSONS:
         HAROLD C. BOOTH REVOCABLE TRUST

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
         04-6837027
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2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)   [ ]
        (See Instructions)                                         (b)   [ ]
        Not Applicable
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3.      SEC USE ONLY

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4.      CITIZENSHIP OR PLACE OF ORGANIZATION
        Massachusetts, U.S.A.

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          NUMBER OF            5.   SOLE VOTING POWER

                                        0 shares
           SHARES              -------------------------------------------------
                               6.   SHARED VOTING POWER

        BENEFICIALLY                    92,436 shares
                               -------------------------------------------------
          OWNED BY             7.   SOLE DISPOSITIVE POWER

            EACH                        0 shares
                               -------------------------------------------------
          REPORTING            8.   SHARED DISPOSITIVE POWER

           PERSON                       92,436 shares
                               -------------------------------------------------

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        92,436 shares

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10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
        (See Instructions)
        Not Applicable
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11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
        5.78%

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12.     TYPE OF REPORTING PERSON (See Instructions)
        OO

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-------------------                                                -------------
CUSIP No. 088115100                    13G                          Page 3 of 5
-------------------                                                -------------

Item 1 (a).    Name of Issuer:

               BEVERLY NATIONAL CORPORATION

Item 1 (b).    Address of Issuer's Principal Executive Offices:

               240 CABOT STREET, BEVERLY, MA 01915

Item 2 (a).    Name of Person Filing:

               STEPHEN F. CURRAN, VICE PRESIDENT & TRUST OFFICER
               BEVERLY NATIONAL BANK, TRUSTEE OF THE HAROLD C. BOOTH REVOCABLE TRUST


Item 2 (b).    Address of Principle Business Office or, if None, Residence:

               240 CABOT STREET, BEVERLY, MA 01915

Item 2 (c).    Citizenship:

               MASSACHUSETTS, UNITED STATES


Item 2 (d).    Title of Class of Securities:

               COMMON STOCK

Item 2 (e).    CUSIP Number:

               088115100

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

               NOT APPLICABLE

Item 4.        Ownership.

               Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1:


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-------------------                                                -------------
CUSIP No. 088115100                    13G                          Page 4 of 5
-------------------                                                -------------

               (a)  Amount beneficially owned: 92,436

               (b)  Percent of class: 7.34%

               (c)  Number of shares as to which such person has:
                    (i)    Sole power to vote or to direct the vote ____________
                    (ii)   Shared power to vote or to direct the vote
                           92,436
                    (iii) Sole power to dispose or to direct the disposition of ___________
                    (iv)   Shared power to dispose or to
                           direct the disposition of 92,436

Item 5.        Ownership of Five Percent or Less of a Class.

               NOT APPLICABLE

Item 6.        Ownership of More than Five Percent on Behalf of Another Person.

               NOT APPLICABLE

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

               NOT APPLICABLE

Item 8.        Identification and Classification of Members of the Group.

               NOT APPLICABLE

Item 9.        Notice of Dissolution of Group.

               NOT APPLICABLE

Item 10.       Certifications.

               NOT APPLICABLE


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CUSIP No. 088115100                    13G                          Page 5 of 5
-------------------                                                -------------

     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                                   2/14/02
                                          -------------------------------
                                                     Date

                                          /s/ Stephen F. Curran
                                          -------------------------------
                                                   Signature


                                                    Name/Title

                                                  STEPHEN F. CURRAN
                                         VICE PRESIDENT & TRUST OFFICER